UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A.

(Name of Subject Company)

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A.

(Name of Person(s) Filing Statement)

Class B Common Shares Par value 1 peso (“Class B Shares”) and American Depositary Shares, each representing 20 Class B Shares

(Title of Class of Securities)

Class B Shares (ISIN ARENOR010020) and American Depositary Shares (29244A102)
 (CUSIP Number of Class of Securities)

Germán Ranftl

Chief Financial Officer

Tel: + 5411 4968-4019

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

with copies to:

Christopher C. Paci, Esq.

J.A. Glaccum, Esq.
Nicolas Teijeiro, Esq.
DLA Piper LLP (US)

1251 6th Ave
New York, NY 10020
(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

☒ Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 * * *

LEGAL DISCLAIMER

None of Empresa de Energía del Cono Sur S.A. (“Edelcos” or the “Bidder”) or any of its affiliates have commenced the tender offer to which this communication relates. In connection with the proposed transaction, the Bidder will file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) and Empresa Distribuidora y Comercializadora Norte S.A (“Edenor”) will file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”). Investors and security holders are urged to carefully read the Tender Offer Statement and its exhibits and the other related tender offer materials and the Solicitation/Recommendation Statement, when they are available and as they may be amended from time to time, before any decision is made with respect to the offer because they will contain important information. U.S. Holders of Edenor may obtain a free copy of the Tender Offer Statement and its exhibits and the other related documents (when available) filed by the Bidder and the Solicitation/Recommendation Statement and other related documents (when available) filed by Edenor, in each case, with the SEC at the SEC’s website at www.sec.gov.

On July 29, 2021, Edenor filed a relevant matter with the Argentine Securities and Exchange Commission (Comisión Nacional de Valores, or “CNV”) in order to attach a notice received from Edelcos. The information set forth on Form 6-K filed by Edenor on July 29, 2021, is incorporated herein by reference.

This report (including the information incorporated by reference herein) may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the treatment of tariff update, uncertainties related to future government interventions or legal actions, general political, economic, social, demographic and business conditions in the Republic of Argentina, or “Argentina” and particularly in the geographic market we serve, the evolution of energy losses and the impact of fines and penalties and uncollectable debt or the impact of regulatory reform and changes in the regulatory environment in which we operate are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A.

By:/s/ Germán Ranftl

Name: Germán Ranftl

Title: Chief Financial Officer